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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.                    )1

DIAMETRICS MEDICAL, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01

(Title of Class of Securities)

252532106

(Cusip Number)

April 21, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 252532106			Page 2 of 9

1.	Name of Reporting Person: R.A. Investment Group		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 25,319

		6.	Shared Voting Power: 5,305,205 (1)

		7.	Sole Dispositive Power: 25,319

		8.	Shared Dispositive Power: 5,305,205 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,330,524 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.3%(1)

12.	Type of Reporting Person: PN

(1)	Amount includes warrants to purchase 3,468,202 shares of Common Stock of the Issuer, which are deemed to be beneficially owned by R.A. Investment Group.

13G
CUSIP No. 252532106			Page 3 of 9

1.	Name of Reporting Person: Bay Investment Group, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 5,305,205 (2)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 5,305,205 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,305,205 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.2%(2)

12.	Type of Reporting Person: OO

(2)	Amount includes warrants to purchase 3,468,202 shares of Common Stock of the Issuer, which are deemed to be beneficially owned by Bay Investment Group, L.L.C.

13G
CUSIP No. 252532106			Page 4 of 9

1.	Name of Reporting Person: BCC Amalgamated, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,478,760 (3)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,478,760 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,478,760 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.0% (3)

12.	Type of Reporting Person: OO

(2)	Amount includes warrants to purchase 1,620,591 shares of Common Stock of the Issuer, which are deemed to be beneficially owned by BCC Amalgamated, L.L.C.

CUSIP No. 252532106	Page 5 of 9 pages

Item 1.

(a)	Name of Issuer:

                         Diametrics Medical, Inc., a Minnesota corporation

(b)	Address of Issuer’s Principal Executive Offices:

                         2658 Patton Road

                         Roseville, Minnesota 55113

Item 2.

(a)	Name of Persons Filing:

                         This Schedule 13G is being filed by and on behalf of R.A. Investment Group, Bay Investment Group, L.L.C. and BCC Amalgamated, L.L.C. (collectively, the “Reporting Persons”). R.A. Investment Group owns a majority of the residual membership interests in Bay Investment Group, L.L.C. and Bay Investment Group, L.L.C. owns a majority of the membership interest in BCC Amalgamated, L.L.C.

                         As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the Reporting Persons.

(b)	Address of Principal Business Office:

                         The principal business address of each of the Reporting Persons is: 200 West Madison Street, 25th Floor, Chicago, IL 60606.

(c)	Citizenship:

                         R.A. Investment Group is an Illinois general partnership and Bay Investment Group, L.L.C. and BCC Amalgamated, L.L.C. are Delaware limited liability companies.

(d)	Title of Class of Securities:

                         Common Stock, par value $0.01 (the “Common Stock”)

(e)	CUSIP Number:

                         252532106

Item 3.	Not applicable

CUSIP No. 252532106	Page 6 of 9 pages

Item 4.	Ownership

(a), (b) and (c):

                         The aggregate number and percentage of shares of Common Stock of the Issuer (based upon the representation of the Issuer on its Schedule 14A filed on March 10, 2004 that it had 29,222,993 shares of Common Stock outstanding) beneficially owned by each Reporting Person, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is as set forth below.

	No. of Shares				Power to Vote			Power to Dispose
Reporting Person	Beneficially Owned		Percentage of Class		Shared		Sole	Shared		Sole
R.A. Investment Group	5,330,524	(1)	16.3%	(1)	5,305,205	(1)	25,319	5,305,205	(1)	25,319
Bay Investment Group, L.L.C.	5,305,205	(1)	16.2%	(1)	5,305,205	(1)	0	5,305,205	(1)	0
BCC Amalgamated, L.L.C.	2,478,760	(2)	8.0%	(2)	2,478,760	(2)	0	2,478,760	(2)	0

Notes:

(1) Amount includes warrants to purchase 3,468,202 shares of Common Stock of the Issuer, which are deemed to be beneficially owned by R.A. Investment Group and Bay Investment Group, L.L.C.

(2) Amount includes warrants to purchase 1,620,591 shares of Common Stock of the Issuer, which are deemed to be beneficially owned by BCC Amalgamated, L.L.C.

                         The Reporting Persons have been advised that as of April 30, 2004 Amarfour, L.L.C., a limited liability company the members of which are certain trusts primarily for the benefit of the lineal descendants of Nicholas J. Pritzker, deceased (“Amarfour”), owned 1,789,100 shares of Common Stock of the Issuer. The Reporting Persons have no express or implied agreement with Amarfour to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Issuer or any other equity securities of the Issuer. The Reporting Persons expressly disclaim (i) the existence of any group with Amarfour and (ii) beneficial ownership of the shares of Common Stock currently or hereafter owned by Amarfour.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

CUSIP No. 252532106	Page 7 of 9 pages

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 252532106	Page 8 of 9 pages

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004

R.A. INVESTMENT GROUP, an Illinois general partnership

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust

BAY INVESTMENT GROUP, L.L.C., a Delaware limited liability company

By:	R.A. Investment Group, an Illinois general partnership, a member

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust

BCC AMALGAMATED, L.L.C., a Delaware limited liability company

By:	Bay Investment Group, L.L.C., a Delaware limited liability company, a member

By:	R.A. Investment Group, an Illinois general partnership, a member

CUSIP No. 252532106	Page 9 of 9 pages

By:	R.A. Trust #25, a partner

By:	/s/ Marshall E. Eisenberg

Marshall E. Eisenberg, not individually, but solely as Co-Trustee of the above trust